                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                          KAISER GROUP HOLDINGS, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)



                                    483059101
                                 (CUSIP Number)



                                JAMES D. BENNETT
                       C/O BENNETT MANAGEMENT CORPORATION
                                2 STAMFORD PLAZA
                                   SUITE 1501
                              281 TRESSER BOULEVARD
                           STAMFORD, CONNECTICUT 06901
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                       N/A
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                         (Continued on following pages)

================================================================================
CUSIP No. 483059101
================================================================================
    1.       NAME OF REPORTING PERSONS
             JAMES D. BENNETT

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
             WC, AF
--------------------------------------------------------------------------------
    5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF                  0
         SHARES            -----------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY                  200,000
          EACH             -----------------------------------------------------
       REPORTING            9.    SOLE DISPOSITIVE POWER
      PERSON WITH:                0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  200,000
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             200,000
--------------------------------------------------------------------------------
    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.2%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             IN, HC
================================================================================

================================================================================
CUSIP No. 483059101
================================================================================
1.           NAME OF REPORTING PERSONS
             BENNETT RESTRUCTURING FUND, L.P.

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             13-3526877
--------------------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------

3.           SEC USE ONLY

--------------------------------------------------------------------------------

4.           SOURCE OF FUNDS
             WC, AF
--------------------------------------------------------------------------------

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE, USA

--------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER
       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8.      SHARED VOTING POWER
        OWNED BY                  132,493
          EACH           -------------------------------------------------------
       REPORTING          9.      SOLE DISPOSITIVE POWER
      PERSON WITH:                0
                         -------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER
                                  132,493
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             132,493
--------------------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.4%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             PN
================================================================================

================================================================================
CUSIP No. 483059101
================================================================================
1.           NAME OF REPORTING PERSONS
             BENNETT OFFSHORE RESTRUCTURING FUND, INC.

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------

3.           SEC USE ONLY

--------------------------------------------------------------------------------

4.           SOURCE OF FUNDS
             WC, AF

--------------------------------------------------------------------------------

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
             CAYMAN ISLANDS
--------------------------------------------------------------------------------
                          7.      SOLE VOTING POWER
       NUMBER OF                  0
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8.      SHARED VOTING POWER
        OWNED BY                  67,507
          EACH           -------------------------------------------------------
       REPORTING          9.      SOLE DISPOSITIVE POWER
      PERSON WITH:                0
                         -------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER
                                  67,507
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             67,507
--------------------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.8%
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON
             CO
================================================================================

ITEM 1. SECURITIES AND THE ISSUER.

     The name of the issuer is Kaiser Group Holdings, Inc. (the "Issuer"). The address of the Issuer's offices is 9300 Lee Highway, Fairfax, Virginia 22031-1207. This Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") relating to the Issuer's Common Stock, $0.01 par value per share, is being filed jointly by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company (the "Reporting Persons"), and supplements and amends the Statement on Schedule 13D originally filed with the Commission on May 10, 2001, as amended, by Amendment No. 1 filed with the Commission on September 6, 2005.

ITEM 4. PURPOSE OF TRANSACTION.

     On April 25, 2006, the Issuer filed a Form 8-K disclosing that on April 21, 2006, its board of directors had directed its management to proactively explore "potential acquisition opportunities." The Reporting Persons have carefully considered the implications of this disclosure and have determined that they strongly object to the approach being considered. Accordingly, the Reporting Persons have decided to seek to persuade the Issuer's board of directors to refrain from the change in direction contemplated by the Form 8-K and instead to complete the process of winding up the Issuer's affairs with a view to implementing an orderly liquidation that would involve a substantial cash distribution to the Issuer's shareholders. Bennett Management Corporation has sent a letter to the Issuer's board of directors, a copy of which is attached as
Exhibit 2 of this Schedule 13D. The board of directors has not responded to the letter, and accordingly the Reporting Persons are considering various possible courses of action that may be available to them. Those include, among others, continued communication with the Issuer's board; communication with other shareholders; acquiring additional shares of the Issuer; and selling some or all of the Issuer's shares owed by the Reporting Persons (in open market or negotiated transactions).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.        Description
-----------        -----------
     1             Joint Filing Agreement.

     2             Letter, dated April 28, 2006, addressed to the Board of
                   Directors of Kaiser Group Holdings, Inc., from Bennett
                   Management Corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated May 12, 2006


                                      JAMES D. BENNETT*


                                      By: /s/ James D. Bennett
                                          --------------------------------------
                                          Name:  James D. Bennett




                                      BENNETT RESTRUCTURING FUND, L.P.*


                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner



                                      By: /s/ James D. Bennett
                                          --------------------------------------
                                          Name:  James D. Bennett
                                          Title: President



                                      BENNETT OFFSHORE RESTRUCTURING FUND, INC.*


                                      By: /s/ James D. Bennett
                                          --------------------------------------
                                          Name:  James D. Bennett
                                          Title: Director




----------------------------
* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                INDEX TO EXHIBITS

Exhibit No.        Description
-----------        -----------
     1             Joint Filing Agreement.

     2             Letter, dated April 28, 2006, addressed to the Board of
                   Directors of Kaiser Group Holdings, Inc., from Bennett
                   Management Corporation.

                                       7